Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our reports dated March 3, 2011, with respect to the financial statements of Allos Therapeutics, Inc. and the effectiveness of internal control over financial reporting of Allos Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission,  incorporated by reference in this Proxy Statement and Prospectus of AMAG Pharmaceuticals, Inc and Allos Therapeutics, Inc. included in Amendment No. 1 to the registration statement on Form S-4 of AMAG Pharmaceuticals, Inc.for the registration of 15,132,446 shares of its common stock.

/s/ Ernst & Young LLP
Denver, Colorado
September 13, 2011